EXHIBIT 99.1

Director/PDMR Shareholding

Options Granted to Non-Executive Directors

DUBLIN, Ireland, and Boston MA, August 10, 2021, Amryt (Nasdaq: AMYT, AIM: AMYT), a global, commercial-stage biopharmaceutical company dedicated to acquiring, developing and commercializing novel treatments for rare diseases, announces that on August 9, 2021, the following option awards over ordinary shares of £0.06 in the Company (“Shares”) were granted under the Amryt Pharma Plc Equity Incentive Plan to the following Directors and persons discharging managerial responsibilities:

Director / PDMR	Position	No. of ordinary shares under award
Raymond T. Stafford	Chairman	110,000
Rajkumar Kannan	Non-Executive Director	220,000
George P. Hampton, Jr.	Non-Executive Director	110,000
Roni Mamluk, Ph.D.	Non-Executive Director	220,000
Dr Alain H. Munoz	Non-Executive Director	110,000
Donald K. Stern	Non-Executive Director	110,000
Stephen T. Willis	Non-Executive Director	110,000
Dr Patrick V.J.J. Vink	Non-Executive Director	110,000

The awards have an exercise price of $2.04 per Ordinary Share ($10.19 per ADS equivalent).

About Amryt
Amryt is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases. Amryt comprises a strong and growing portfolio of commercial and development assets.

Amryt’s commercial business comprises three orphan disease products – metreleptin (Myalept®/ Myalepta®); octreotide (Mycapssa®); and lomitapide (Juxtapid®/ Lojuxta®).

Myalept®/Myalepta® (metreleptin) is approved in the US (under the trade name Myalept®) as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (GL) and in the EU (under the trade name Myalepta®) as an adjunct to diet for the treatment of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired partial lipodystrophy (PL) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control. For additional information, please follow this link.

Mycapssa® (octreotide) is approved in the US for long-term maintenance therapy in acromegaly patients who have responded to and tolerated treatment with octreotide or lanreotide. Mycapssa® is the first and only oral somatostatin analog approved by the FDA. Mycapssa® has also been submitted to the EMA for regulatory approval. For additional information, please follow this link.

Juxtapid®/Lojuxta® (lomitapide) is approved as an adjunct to a low-fat diet and other lipid-lowering medicinal products for adults with the rare cholesterol disorder, Homozygous Familial Hypercholesterolaemia ("HoFH") in the US, Canada, Colombia, Argentina and Japan (under the trade name Juxtapid®) and in the EU, Israel and Brazil (under the trade name Lojuxta®). For additional information, please follow this link.

Amryt's lead development candidate, Oleogel-S10 (Filsuvez®) is a potential treatment for the cutaneous manifestations of Junctional and Dystrophic Epidermolysis Bullosa (“EB”), a rare and distressing genetic skin disorder affecting young children and adults for which there is currently no approved treatment. Filsuvez® has been selected as the brand name for Oleogel-S10. The product has been submitted to FDA for approval and in June 2021, Amryt received confirmation from the FDA that its NDA for Oleogel-S10 had been accepted and granted priority review. The FDA also set a target PDUFA date of November 30, 2021.

Amryt’s pre-clinical gene therapy candidate, AP103, offers a potential treatment for patients with Dystrophic EB, and the polymer-based delivery platform has the potential to be developed for the treatment of other genetic disorders.

Amryt also intends to develop oral medications that are currently only available as injectable therapies through its Transient Permeability Enhancer (TPE®) technology platform.

For more information on Amryt, including products, please visit www.amrytpharma.com.

This announcement contains inside information for the purposes of article 7 of the Market Abuse Regulation (EU) 596/2014. The person making this notification on behalf of Amryt is Rory Nealon, CFO/COO and Company Secretary.

Financial Advisors

Shore Capital (Edward Mansfield, Daniel Bush, John More) are NOMAD and Joint Broker to Amryt in the UK. Stifel (Ben Maddison) are Joint Broker to the company in the UK.

Forward-Looking Statements

This press release may contain forward-looking statements containing the words "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project" and similar expressions (or their negative) identify certain of these forward-looking statements. The forward-looking statements in this announcement are based on numerous assumptions and Amryt's present and future business strategies and the environment in which Amryt expects to operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These statements are not guarantees of future performance or the ability to identify and consummate investments. Many of these risks and uncertainties relate to factors that are beyond each of Amryt's ability to control or estimate precisely, such as future market conditions, the course of the COVID-19 pandemic, currency fluctuations, the behaviour of other market participants, the outcome of clinical trials, the actions of regulators and other factors such as Amryt's ability to obtain financing, changes in the political, social and regulatory framework in which Amryt operates or in economic, technological or consumer trends or conditions. Past performance should not be taken as an indication or guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance. No person is under any obligation to update or keep current the information contained in this announcement or to provide the recipient of it with access to any additional relevant information that may arise in connection with it. Such forward-looking statements reflect the Company’s current beliefs and assumptions and are based on information currently available to management.

Notification of transactions of persons discharging managerial responsibilities and persons closely associated with them

1

Details of the person discharging managerial responsibilities / person closely associated

a)

Name

  Raymond T. Stafford
  Rajkumar Kannan
  George P. Hampton, Jr.
  Roni Mamluk, Ph.D.
  Dr Alain H. Munoz
  Donald K. Stern
  Stephen T. Willis
  Dr Patrick V.J.J. Vink

2

Reason for the notification

a)

Position/status

  Chairman
  Non-Executive Director
  Non-Executive Director
  Non-Executive Director
  Non-Executive Director
  Non-Executive Director
  Non-Executive Director
  Non-Executive Director

b)

Initial notification /Amendment

Initial Notification
3

Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)

Name

Amryt Pharma plc
b)

LEI

213800YNUJEOJ8L4T95
4

Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)

Description of the financial instrument, type of instrument

Identification code

Ordinary shares of £0.06 each

GB00BKLTQ412
b)

Nature of the transaction

Grant of options pursuant to the Amryt Pharma Plc Equity Incentive Plan

c)

Price(s) and volume(s)

	Price(s)	Volume(s)
1.	Nil	110,000
2.	Nil	220,000
3.	Nil	110,000
4.	Nil	220,000
5.	Nil	110,000
6.	Nil	110,000
7.	Nil	110,000
8.	Nil	110,000

d)

Aggregated information

-Aggregated volume

- Price

  N/A single transaction
  N/A single transaction
  N/A single transaction
  N/A single transaction
  N/A single transaction
  N/A single transaction
  N/A single transaction
  N/A single transaction

e)

Date of the transaction

9 August 2021
f)

Place of the transaction

Outside a trading venue

Contacts

Joe Wiley, CEO / Rory Nealon, CFO/COO, +353 (1) 518 0200, ir@amrytpharma.com

Edward Mansfield, Shore Capital, NOMAD, +44 (0) 207 408 4090, edward.mansfield@shorecap.co.uk

Tim McCarthy, LifeSci Advisors, LLC, +1 (212) 915 2564, tim@lifesciadvisors.com

Amber Fennell, Consilium Strategic Communications, +44 (0) 203 709 5700, fennell@consilium-comms.com